December 14, 2010

Larry Spirgel, Assistant Director
United States Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:        Wonder International Education and Investment Group Corporation
Amendment No. 7 to Registration Statement on Form S-1
Filed on November 26, 2010

Dear Mr. Spirgel:

We are in receipt of your letter, dated December 3, 2010, which contains the Commission’s comments with regard to the above-referenced filing.  Please accept this letter as the Company’s response to that letter.

General

1.
We note your response to prior comment one in our comment letter dated August 31, 2010; however, your offering document still reflect the resale of shares by Eastbridge shareholders.  Revise your entire registration statement to make clear that only the dividend of shares by Eastbridge to its shareholders is being registered on this registration statement.  Please revise, as previously requested, to remove the check mark on the outside front cover of your registration statement indicating that the shares to be offered are to be offered on a delayed or continuous basis under Rule 415.  Likewise, revise to remove any remaining references to selling shareholder, including that found on the inside cover page of your registration statement, as well as on pages 1, 2 and 14 of your prospectus summary.  Please ensure that you have removed all references to any transaction other than the dividend distribution by Eastbridge on behalf of the company.

RESPONSE: The references to selling shareholders and any transactions other than the contemplated dividend have been eliminated from the document.

The Offering, page 1

2.
We note your response to prior comment 2 in our comment letter dated August 31, 2010, and reissue the comment.  Your prospectus continues to incorrectly imply throughout that dividend recipients will be able to freely resell their shares subject to the general conditions of Rule 144 (discussion on page 36).  This is incorrect as the Company’s previous shell company status renders Rule 144 unavailable for resales until 1 year from the date of the dividend.  Please  revise throughout.

RESPONSE:  The discussion of Rule 144 has been revised as requested.

Risk Factors, page 3

3.
Please advise us what consideration you have given to including risk factor disclosure addressing the possibility that you could be deemed a “resident enterprise” for PRC enterprise purposes under the new EIT Law.

RESPONSE: An additional risk factor has been included in the amended filing addressing the “resident enterprise” issue.

4.
We note your response to prior comment nine in our comment letter dated August 31, 2010.  Please revise to remove all remaining references to the proceeds of the offering, such as that found on page 14, where you refer to the sale of the common stock offered through this prospectus by the selling shareholder.

RESPONSE:  These references have been removed as requested.

5.	We note your response to prior comment ten in our comment letter dated August 31, 2010, but are unable to determine where you have made the requested revisions. Please advise or revise.

RESPONSE:  This requested information has been included in the amended filing: In the last paragraph under the heading of "Risks Related to Doing Business in China.' And in auditor's note number four.

You may experience difficulties in effecting service of legal process, page 9

6.	We note your response to prior comment 1 in our comment letter dated August 31, 2010. Please revise your risk factor to identify PRC counsel that is opining.

RESPONSE: The reference has been removed.  The name and address of our PRC counsel appear on the opinion letter which is included as an exhibit to the filing.

Failure to file and pay income taxes in China may hinder the company’s ability to conduct business, page 13

7.	Please revise to state your income tax liability as of a date more recent than December 31, 2009.

RESPONSE: The income tax liability has been revised as requested under the heading 'Failure to file and pay income taxes in China may hinder the Company’s ability to conduct business.'

8.
We note your response to prior comment 21 in our comment letter dated August 31, 2010, and reissue the comment in part.  Please advise us what consideration you have given to including a risk factor disclosure regarding the possibility that current or former employees or contractors might threaten to contact PRC authorities regarding potential regulatory violations unless the company makes certain payments or provides other benefits to such persons.

RESPONSE: The requested disclosure has been included in the amended filing under the heading 'Failure to file and pay income taxes in China may hinder the Company’s ability to conduct business.'

Organization Structure of Wonder International Educational & Investment Group, page 20

9.
We note your response to prior comment 3 in our comment letter dated August 31, 2010, and reissue the comment.  Please revise to, among other things, include the place of the U.S. Wonder, Eastbridge and the WOFE within your organizational structure, the relationship of the WOFE to the subsidiaries and the holding company, contractual relationships among the various entities, and a delineation between entities operating within China and those existing outside of China.  As previously requested, indicate what fees are paid pursuant to the contractual relationships, and the percentage of fees that consist of service fees and other types of fees.

RESPONSE: A revised chart has been included in the amended filing.  Additionally, the only fees required by the contractual relationships between Wonder WFOE and China Wonder and the seven operating subsidiaries are “consulting service fees” due to Wonder WFOE for managing the operations of the seven operating companies.  The fees are to be equal to the combined after tax profits, less the required statutory set asides, of China Wonder and the seven operating subsidiaries.
Eastbridge is a promoter and will only be a shareholder going forward

Management’s Discussion and Analysis, page 37

Nine-Month period ended September 30, 2010 compared with September 30, 2009

10.
Refer to your discussion of revenues and selling and administrative expenses on page 41.  Please revise to delete references to two quarters and the first quarter and provide a complete discussion of the non-month periods.

RESPONSE: The requested information has been included in the amended filing.

Directors, Executive Officers, Promoters and Control Persons, page 43

11.
Please revise to identify Eastbridge Investment Group, and its control persons, as promoters, pursuant to Item 401(g) of Regulation S-K.  Also, please briefly describe how Eastbridge Investment Group and Mr. Wei came to enter into a business relationship.

RESPONSE:  The table has been amended to include Eastbridge Investment Group Corporation as a “promoter”.  EastBridge is controlled by Keith Wong and Norman Klein. With regard to the business relationship between Eastbridge and Mr. Xie, EastBridge was introduced to Wonder by one of its business agents who looks for businesses for Eastbridge and also does an initial screening of companies for it. EastBridge provides consulting services to Wonder and is a shareholder.

Financial Statements

Note 1 Organization and Business

Organization of Company, page F-7

12.
We note that you entered into an agreement on April 26, 2008 to exchange 20 million shares of common stock for all of the equity interests of Annhui Wonder Education & Investment Management Corporation (China Wonder).  Please expand the disclosure to state the date on which the 20 million shares were issued.  If the shares have not yet been issued, tell us how you evaluated whether the related agreements entered into at that time were valid and enforceable.  It appears that these agreements, which are the basis for the presentation of consolidated financial statements, may be related to the issuance of your common stock.  If the shares to be issued to Mr. Xie are consideration for entering into the agreements and the shares have not been issued to date, consolidation is not appropriate and you should revise the Form S-1 to included audited financial statement of the registrant without consolidating the operations of China Wonder and include the audited financial statement of China Wonder as required pursuant to Rule 3-05 of Regulation S-X.

RESPONSE: The 20 million shares of our common stock were issued on April 26, 2008; however, the physical certificates representing shares have not yet been distributed to the shareholders.  The certificates will be distributed to the original shareholders and dividend recipients after approval of the registration statements.  We have revised Note 1 as requested.

13.
We note in the fourth paragraph on page F-7 that the equity ownerships of China Wonder and the seven operating companies were disclaimed by the Company on November 3, 2010 in conjunction with the revised agreements.  We also note in the revised agreements filed as Exhibit 10.11 through 10.15, that the only consideration for these agreements was $1,000.  Please expand the disclosure to explain the basis for your obligation to issue the share certificates to Mr. Xie in light of the revised agreements and your response to comment 23 in our letter dated August 31, 2010 stating that the share certificates have not yet been issued.

RESPONSE:  The $1,000 was not consideration for the agreements.  It was consideration for the transfer of the equity interests of Wonder WFOE from Norman Klein to US Wonder.  The agreements were executed subsequent to this transfer.  Consideration was not provided for acquisition of the agreements, as there was no transfer of the agreements.  Note 1 has been revised, as indicated in response to Note 12.

Note 2 – Summary of Significant Accounting Policies, page F-8

14.
We note your response to prior comment 25 in our comment letter dated August 31, 2010.  Since you state that currency restrictions no longer exist, please revise your disclosure of Concentrations of Credit Risk on page F-8 accordingly.

RESPONSE:  The PRC law under which Wonder WFOE operates does not make currency transfers by Wonder WOFE outside of China as difficult as would have been the case under the former corporate structure.  Nevertheless, the PRC government carefully controls such transfers; thus, we think the disclosure concerning Concentrations of Credit Risk is appropriate.

Exhibit 5.2, Legal Opinion of the Law Office of Anhui Antai Da Mei Hua

15.	We are uncertain to whom counsel’s opinion is addressed. Please clarify the final sentence to indicate that shareholders receiving shares in the spin-off are entitled to rely upon counsel’s opinion.

RESPONSE:  The revised opinion letter has been included with the amended filing.

16.
We note counsel’s opinion at Number 12 that “all dividends and other distributions declared and payable on the US Wonder equity interests in Wonder WOFE in Renminbi may under the current laws and regulations of the PRC be payable in foreign currency and may be freely transferred out of the PRC.”  Please advise us what consideration you have given to including additional or expanded risk factor disclosure at page 10 to the effect that such dividends may, under Chinese law, be paid only out of accumulated after-tax profits, as determined in accord with Chinese accounting standards and regulations.

RESPONSE: Additional disclosure about the PRC's requirements for certain after profits set asides has been added in the last paragraph under the heading 'Risks Related to Doing Business in China.'

Thank you for your time and attention to this matter. If you have any questions, please feel free to contact me at any time.

Sincerely,
DIETERICH & MAZAREI
/s/ Christopher H. Dieterich
Christopher H. Dieterich
Counsel to Wonder International Education & Investment Group Corporation

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